For the fiscal year ended (a) 4/30/99
File number  (c) 811-4930



                          SUB-ITEM 77J
      Revaluation of Assets or Restatement of Capital Share
                             Account



The Prudential Municipal Bond Fund accounts and reports for distributions to shareholders in accordance with Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. For the fiscal year ended April 30, 1999, the effect of applying this statement was to increase undistributed net investment income by $297,786 due to the sale of securities purchased with market discount for the Insured Series.